Shareholder Meeting Results
(Unaudited)

Putnam Income Fund Annual 10/31/07

May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for                   Votes against                           Abstentions

298,940,895                  2,373,466                               4,227,068


All tabulations are rounded to the nearest whole number.